Wilshire wShares Enhanced Gold Trust

2 Park Avenue, 20th Floor

New York, New York 10016

February 11, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wilshire wShares Enhanced Gold Trust Amendment No.5 to Registration Statement on Form S-1 File No. 333-235913 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, Wilshire wShares Enhanced Gold Trust (the “Trust”) hereby respectfully requests that the Securities and Exchange Commission (“Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-235913), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Time on February 16, 2021, or as soon thereafter as practicable.

Sincerely,

Wilshire Phoenix Funds LLC, as Sponsor of the Trust

/s/ William Cai

William Cai

Partner